Exhibit 99.1

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

PRESS RELEASE

MAGNA INTERNATIONAL VOLUNTARILY PROVIDES

ADDITIONAL DISCLOSURE IN RESPONSE TO OSC

June 17, 2010, Aurora, Ontario, Canada. Magna International Inc. (TSX: MG.A, NYSE: MGA) announced that further to its press release made yesterday and in response to the Ontario Securities Commission’s Notice of Hearing dated June 15, 2010, Magna has voluntarily made publicly available the presentations prepared by CIBC World Markets Inc. for the Special Committee of the Board of Directors in connection with its review of the proposed transaction as well as the report prepared by PricewaterhouseCoopers LLP as to the estimated fair market value of Magna’s vehicle electrification business (redacted for commercially sensitive information).

Magna strongly believes that its existing disclosure is entirely appropriate and contains all information necessary to enable minority shareholders to make a reasoned judgment about the transaction. Nevertheless, Magna is providing this additional disclosure in response to the concerns expressed by OSC staff and with a view to providing such information sufficiently in advance of the shareholder vote scheduled to take place at a special meeting on June 28, 2010.

This additional disclosure is available on Magna’s website at www.magna.com; on the SEDAR website administered by the Canadian securities regulatory authorities at www.sedar.com; and on the EDGAR website administered by the U.S. Securities and Exchange Commission at www.sec.gov. Copies of CIBC’s presentations and PwC’s valuation report will also be sent to shareholders upon request by contacting the Laurel Hill Advisory Group by e-mail at assistance@laurelhill.com or by telephone at 1-888-348-2398 (toll-free within Canada or the U.S.) or 416-637-4661 (for collect calls outside Canada and the U.S.).

Contact

For further information, please contact Vincent J. Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

About Magna

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly. We have approximately 74,000 employees in 240 manufacturing operations and 76 product development, engineering and sales centres in 25 countries.

FORWARD-LOOKING STATEMENTS

This Press Release contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to the results and the potential benefits expected to be achieved from the completion of the transactions contemplated by the proposed Arrangement, including the increased marketability and improved liquidity of the Class A Subordinate Voting Shares of Magna and the potential for a reduction or the elimination of any dual class share structure discount associated with the market price of the Class A Subordinate Voting Shares of Magna. The forward-looking information in this Press Release is presented for the purpose of providing information about Magna’s current expectations relating to the transactions contemplated by the Arrangement and such information may not be appropriate for other purposes. Forward-looking statements may also include statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation, risks, assumptions and uncertainties related to the consummation of the Arrangement, including, the outcome of the Ontario Securities Commission hearing, shareholder approval, Court approval, the satisfaction or waiver of the conditions to complete the transactions contemplated by the Arrangement, and the termination of the transaction agreements; future growth prospects for electric vehicles; the market value and trading price of the Class A Subordinate Voting Shares; and other factors set out in our management information circular/proxy statement dated May 31, 2010, our Annual Information Form filed with securities commissions in Canada and our Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating any forward-looking statements in this Press Release, we caution readers not to place undue reliance on any forward-looking statements. Readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by our forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Press Release to reflect subsequent information, events, results or circumstances or otherwise.